LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR
Tarpestry, LLC

A Colorado-Managed Limited Liability Company

ARTICLE I
Company Formation

1.1 **FORMATION**. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of 2/2/2011. Articles of Organization shall be filed with the Secretary of State.

1.2 **NAME**. The name of the Company shall be: Tarpestry, LLC.

1.3 **REGISTERED AGENT**. The name and location of the registered agent of the Company shall be:

______________N/A________________

____

____

____

1.4 **TERM**. The Company shall continue for a perpetual period.

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or

(d) Any other event causing dissolution of this Limited Liability Company under the laws of the State of Colorado.

1.5 **CONTINUANCE OF COMPANY**. Notwithstanding the provisions of ARTICLE 1.4, in the event of an occurrence described in ARTICLE 1.4(c), if there are at least two remaining Members, said remaining Members shall have the right to continue the business of the Company. Such right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in

ARTICLE 1.4(c). If not so exercised, the right of the Members to continue the business of the Company shall expire.

1.6 **BUSINESS PURPOSE**. The purpose of the Company is to design, manufacture and sell outdoor waterproof blankets and accessories. This company sees through the whole process from basic outline of the blankets, to the assembly, to the marketing, advertisement and sales of this product and its accessories.

1.7 **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company shall be:

1640 Jackson St
Denver, CO 80206

Principal place of business may be changed at a location the Managers from time to time select.

1.8 **THE MEMBERS**. The name and place of residence of each member are contained in Exhibit 2 attached to this Agreement.

1.9 **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company, without the prior unanimous written consent of the Members.

ARTICLE II
Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members initially shall contribute to the Company capital as described in Exhibit 3 attached to this Agreement. The agreed total value of such property and cash is $50,000.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the

Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1 **MANAGEMENT OF THE BUSINESS**. The name and place of residence of each Manager is attached as Exhibit 1 of this Agreement. By a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended from time to time, shall elect so many Managers as the Members determine, but no fewer than one, with one Manager elected by the Members as Chief Executive Manager. The elected Manager(s) may either be a Member or Non-Member.

4.2 **MEMBERS**. The liability of the Members shall be limited as provided pursuant to applicable law. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.3 **POWERS OF MANAGERS**. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4 **CHIEF EXECUTIVE MANAGER**. The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

4.5 **NOMINEE**. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have

power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.6 **COMPANY INFORMATION**. Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 4.6 shall be at the requesting Member's expense.

4.7 **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

4.8 **INDEMNIFICATION**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.9 **RECORDS**. The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;

(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) copies of any financial statements of the limited liability company for the

three most recent years.

ARTICLE V
Compensation

5.1 **MANAGEMENT FEE**. Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

5.2 **REIMBURSEMENT**. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI
Bookkeeping

6.1 **BOOKS**. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

6.2 **MEMBER'S ACCOUNTS**. The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;

(b) credit balances transferred from his distribution account to his capital account; and decreased by:

(a) distributions to him/her in reduction of Company capital;

(b) the Member's share of Company losses if charged to his/her capital account.

6.3 **REPORTS**. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

7.1 **ASSIGNMENT**. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect such interest within thirty (30)

days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

Artice VIII

DISSOLUTION AND TERMINATION

8.1 Dissolution.

8.1.1 The Company shall be dissolved upon the occurrence of any of the following events:

8.1.1.1 by the affirmative vote of the Members;

8.1.2 Except as expressly permitted in this Agreement, no Member shall have the power or authority to dissociate or take any other voluntary action which directly causes a Person to cease to be a Member; provided, however, that any Member who transfers his entire Membership Interest in accordance with this Agreement shall cease to be a Member.

8.1.3 Each Member hereby covenants and agrees that it will not seek a judicial dissolution of the Company pursuant to the provisions of Section 14-11-603 of the Act.

8.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except as permitted by Section 14-11-605 of the Act. Upon dissolution, the Members shall file a statement of commencement of winding up pursuant to Section 14-11-606 of the Act and publish the notice permitted by Section 14-11-608 of the Act.

8.3 Winding Up, Liquidation and Distribution of Assets.

8.3.1 Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Members shall immediately proceed to wind up the affairs of the Company.

8.3.2 If the Company is dissolved and its affairs are to be wound up, the Members shall do the following:

8.3.2.1 Convert the Company's assets into cash as promptly as practicable (except to the extent the Members may determine to distribute any assets to any of the Members in kind);

8.3.2.2 Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, and establish such Reserves as may be reasonably necessary to provide for contingent or other liabilities of the Company; and

8.3.2.3 Distribute the remaining assets to the Members in accordance with Section 3.2 hereof; provided however, that no distribution pursuant to Section 3.2 hereof, as governed by this Section 8.3.2.3, shall be made that creates or increases a negative Capital Account balance for any Member, determined as follows: distributions first shall be determined tentatively pursuant to Section 3.2 hereof without regard to the Members' Capital Accounts, and then the allocation provisions hereof shall be applied tentatively as if such tentative distributions had been made. The actual distribution to such Member pursuant to Section 3.2 hereof, as governed by this Section 8.3.2.3, shall be equal to (a) in the case of a Member that has no negative Capital Account balance after such tentative distributions and allocations have been made, the tentative distribution to such Member, and (b) in the case of a Member that has a negative Capital Account balance after such tentative distributions and allocations are made, the tentative distribution to such Member less the amount of the negative balance.

8.3.3 Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

8.3.4 The Members shall comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

8.4 Certificate of Termination. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, a Certificate of Termination may be executed and filed with the Secretary of State of Colorado.

8.5 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If such assets are insufficient to pay debts or return investments to the Members, no Member shall have any recourse against any other Member.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of __**6**_ pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3 (if any), the Operating Agreement of Tarpestry, LLC, adopted by the members as of February 2, 2011.

Members:

____

Printed Name: Carrie Arsenault
Signature

Percent: 50%

____

Printed Name: Charles Swartzbaugh
Signature

Percent: 50%

____

Printed Name ______________________
Signature

Percent: _____%

Printed Name ______________________
Signature

Percent: _____%

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR
Tarpestry, LLC

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

Carrie Arsenault

____
Co-Chief Executive Manager

1351 Jackson St.
Denver, CO 80206

____
Charles Swartzbaugh

____
Co-Chief Executive Manager

1351 Jackson St.
Denver, CO 80206

____

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 2nd day of February, 20 11.

______________________________ Printed Name
[signature] Carrie Arsenault
Signature of Member

______________________________ Printed Name
[signature] Charles Swartzbaugh
Signature of Member

______________________________ Printed Name
____
Signature of Member

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Tarpestry, LLC

LISTING OF MEMBERS

As of the _29__ day of ____April_____, 2013___ the following is a list of Members of the Company:

Name____Julie Delgadio_____ **Percent** ___1___%

Address ___1801 Country Club Dr., High Point, NC 27262

Name____Robert Segal________ **Percent** _1__%

Address 6775 E. Exposition Ave.
Denver Co. 80224

Name Charles Swartzbaugh **Percent** 49 %

Address 1640 Jackson St Denver, CO 80206

Name Carrie Arsenault Percent 49 %

Address 1640 Jackson St Denver, CO 80206

Authorized by Member(s) to provide Member Listing as of this 3 day of April, 2013.

Signature of Member

Signature of Member

Julie Delgaudio

Signature of Member

Signature of Member

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING

AGREEMENT
FOR
Tarpestry, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $50,000 each. The description and each individual portion of this initial contribution is as follows:

____
$______________

____
$______________

____
$______________

____
$______________

____
$______________

____
$______________

____
$______________

____
$______________

____
$______________

SIGNED AND AGREED this _____ day of _______________, 20____.

____

____
Member

Member

____

____